January 8, 2025

Christopher Pavlovski
Chief Executive Officer and Chairman
Rumble Inc.
444 Gulf of Mexico Drive
Longboat Key, FL 34228

       Re: Rumble Inc.
           Preliminary Information Statement on Schedule 14C
           Filed December 31, 2024
           File No. 001-40079
Dear Christopher Pavlovski:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology